FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated October 31, 2014

Banco Santander announces the outcome of the exchange offers in connection with Santander Brasil

Banco Santander, S.A. (“Banco Santander”) announced today the expiration of the initial offering period of the U.S. and Brazilian exchange offers made for the shares of Banco Santander (Brasil) S.A. (“Santander Brasil”) that are not held, directly or indirectly, by Banco Santander, which were launched on September 18, 2014 (the “Offers”).  Approximately 357,537,048 Santander Brasil ADSs, 160,290,654 Santander Brasil units, 379,108 Santander Brasil common shares and 1,261,536 Santander Brasil preferred shares, representing in the aggregate approximately 13.65% of Santander Brasil’s share capital, have been tendered in the Offers.  Therefore, Banco Santander’s shareholding in Santander Brasil will increase to approximately 88.30% of its share capital.

To satisfy the exchange offers, Banco Santander will issue approximately 370,937,066 shares (which will be delivered in the form of American Depositary Shares in the U.S. Offer or Brazilian Depositary Shares in the Brazilian Offer), which represent approximately 3.09% of Banco Santander’s share capital as of this date, pursuant to the resolution passed by the extraordinary general shareholders’ meeting of Banco Santander held on September 15, 2014.

The percentage of shares tendered is below the threshold described in the U.S. Offer to Exchange/Prospectus dated September 18, 2014 (as supplemented) and the other offering documents published in Brazil that would have triggered the right under Brazilian law of holders of Santander Brasil securities that were not tendered during the initial offering period to sell such securities to Banco Santander during a 3-month subsequent offering period at the same exchange ratios.  Therefore, no subsequent offering period will be provided.

Boadilla del Monte (Madrid), October 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	October 31, 2014	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President